UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

SEC File No. 0-52337

CUSIP No. 058785106

(Check One):  ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Balqon Corporation

Full Name of Registrant:

Former Name if Applicable

1420 240th Street

Address of Principal Executive Office (Street and Number)

Harbor City, California 90710

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

Introductory Note: Please see the information under the caption “Cautionary Statements” below which sets forth important disclosure regarding forward-looking statements contained in this Form.

The Registrant filed its Annual Report Form 10-K on April 16, 2012, in compliance with Rule 12b-25, fifteen days following the original due date of the Form 10-K. The delay in filing the Annual Report impacted the Registrant’s ability to complete the preparation of its financial statements and quarterly report on Form 10-Q for the three months ended March 31, 2012 within the prescribed time period without unreasonable effort or expense.

The Registrant plans to file the Quarterly Report on Form 10-Q for the three months ended March 31, 2012 on or before May 21, 2012, in compliance with Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Balwinder Samra	(310)	326-3056
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Unaudited Preliminary Results of Operations

The following results of operations are preliminary and have not been reviewed by the Registrant’s independent auditors. The Registrant’s final, reviewed results of operations could be materially different from the unaudited preliminary results of operations set forth below.

The Registrant anticipates reporting net revenues of approximately $194,999 for the first quarter of 2012 as compared to net revenues of $115,786 for the first quarter of 2011.  The anticipated increase in net revenues was a result of increased sales of its new products, including increased sales of its drive systems, battery systems and charging systems that it developed during 2011. Sales of the new technologies developed by the Registrant in 2011 resulted in an $116,112 in sales of electric drive systems during the first quarter of 2012 as compared to no sales of drive systems during the first quarter of 2011.

The Registrant anticipates reporting a gross profit of approximately $87,832 for the first quarter of 2012 as compared to gross profit of $48,873 for the first quarter of 2011.  The Registrant anticipates reporting that its gross profit margin was 55% for first quarter of 2012 as compared to a gross profit margin of 58% for the first quarter of 2011. The anticipated decrease in gross margin is primarily due the higher margins on the consulting services that the Registrant performed during the first quarter of 2011 as compared to lower profit margins on the vehicles and battery systems sold during the first quarter of 2012.

The Registrant anticipates that it will report a net loss for the first quarter of 2012. The Registrant is unable at the present time to estimate the net loss that will be reported for the first quarter of 2012, as it has not completed the final accounting of the derivative liability as of March 31, 2012 and change in derivative liability for the first quarter of 2012.

Cautionary Statements

This Form includes forwarding looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 regarding Balqon Corporation and its business that are not historical facts. All statements in this Form that address activities, events, results or developments that the Registrant expects, believes or anticipates, will or may occur in the future are forward-looking statements. Forward-looking statements can be identified by such forward-looking terminology as “expects,” “anticipates,” “believes,” “seeks,” “estimates,” and words or phrases of similar import. With the exception of historical information, the matters discussed in this report, including without limitation, the timing of the preparation and filing of the Registrant’s quarterly report, is a forward-looking statement. Forward-looking statements are subject to many risks and uncertainties that could cause the Registrant’s actual results to differ materially from any future results expressed or implied by the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, other events that may require the attention of Balqon Corporation’s management and other events, factors and risks previously and from time to time disclosed in Balqon Corporation’s filings with the Securities and Exchange Commission, including, specifically, those factors set forth in the "Risk Factors" section of Balqon Corporation’s most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q as filed with the Securities and Exchange Commission. The Registrant undertakes no obligation to update, and does not have a policy of updating or revising, the forward-looking statements in this report.

Balqon Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2012	By: /s/ Robert J. Miranda
Robert J. Miranda
Chief Financial Officer